

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 14, 2021

Wang Min
Chief Executive Officer, President, Secretary, Treasurer, and Director
YCQH Agricultural Technology Co. Ltd
No. 1408, North District, Libao Building, Kehua North Road No. 62
Wuhou District, Chengdu, Sichuan Province, China 610042

> **Re: YCQH Agricultural Technology Co. Ltd**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed April 1, 2021**
> **File No. 333-252500**

Dear Ms. Min:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 23, 2021 letter.

Amendment No. 1 to Registration Statement on Form S-1 filed April 1, 2021

PLAN OF DISTRIBUTION, page 22

1. We note your response to prior comment 8. Please discuss how Ms. Wang Min will determine whether to sell shares on behalf of the company or her own account when presented with a selling opportunity.

You may contact David Burton at 202-551-3626 or Jeanne Baker at 202-551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at 202-551-2544 or Celeste Murphy at 202-551-3257 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Matthew McMurdo, Esq.